

16013176

Mail Processing Section

FEB 24 2016

Washington DC 409

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8- 67444

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 01, 2015 (MM/DD/YY) AND ENDING DECEMBER 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EUREKACAP PARTNERS, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

673 FIFTH AVENUE 5TH FLOOR

(No. and Street)

NEW YORK (City) N.Y. (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SAMET + COMPANY, PC

(Name – *if individual, state last, first, middle name*)

1330 BOYLSTON STREET (Address) CHESTNUT HILL (City) MA (State) 02467 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Burke Farnell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quarkcap Partners Inc, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

Director
Title

[signature]
Notary Public

MARYANN RUGGIERO
Notary Public, State of New York
No. 01RU6202240
Qualified in Westchester County
Commission Expires March 16, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EUREKACAP PARTNERS, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

Year Ended December 31, 2015

TABLE OF CONTENTS



SAMET

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Eurekacap Partners, Inc.

We have audited the accompanying statement of financial condition of Eurekacap Partners, Inc. as of December 31, 2015, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Eurekacap Partners, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Eurekacap Partners, Inc. as of December 31, 2015 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Eurekacap Partners, Inc.'s financial statements. The supplemental information is the responsibility of Eurekacap Partners, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Samet & Company PC

Chestnut Hill, Massachusetts

February 24, 2016

Samet & Company PC
1330 Boylston Street
Chestnut Hill, MA 02467

617.731.1222
617.734.8052 fax

www.samet-cpa.com

Eurekacap Partners Inc.

STATEMENT OF FINANCIAL CONDITION

December 31, 2015

ASSETS

Cash	$	312,461
Due From Related Entity		34,719
Prepaid Rent		2,850
Total Assets		350,030

LIABILITIES AND STOCKHOLDERS EQUITY

Accounts Payable		6,850
Taxes Payable		4,168
Total Liabilities		11,018
Capital		
Common Stock		100,000
Retained Earnings		239,012
		339,012
Total Stockholders Equity	$	350,030

See notes to financial statements

Eurekacap Partners Inc.
STATEMENT OF INCOME
Year ended December 31, 2015

Fee Income	$	505,103
Operating expenses:		
Salaries		340,341
Payroll Taxes		19,286
Finop fees		10,700
Regulatory fees		3,643
Audit fees		6,000
Rent		33,400
Pension Expense		21,500
Travel & Entertainment		19,660
Medical		28,891
Insurance		1,653
Bank charges		45
Corporation Taxes		5,028
Other Expenses		4,796
		494,943
Net income	$	10,160

See notes to financial statements

Eurekacap Partners Inc.

STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY

Year Ended December 31, 2015

Balance, January 1, 2015	$	328,852
Net income		10,160
Balance, December 31, 2015	$	339,012

See notes to financial statements

Eurekacap Partners Inc.

STATEMENT OF CASH FLOWS
Year Ended December 31, 2015

Cash flows from operating activities:		
Net income	$	10,160
Adjustments to reconcile net income to net cash provided by opererating activities:		
Decrease in Due From Related Entity		6,710
Increase in Prepaid Assets		(200)
Decrease in Accounts Payable		(1,500)
Decrease in Taxes Payable		(1,437)
Decrease in Commissions Payable		(3,386)
Net Cash provided by Operating activities		10,347
Net increase in cash during the year		10,347
Cash, beginning of year		302,114
Cash, end of year	$	312,461

1. Organization of the Company

Eurekacap Partners, Inc. (the "Company") is registered with the Financial Industry Regulatory Authority ("FINRA") as a Broker Dealer and is exempt from the Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(i). The Company is a 100 % owned subsidiary of Eureka Capital Limited. ("ECL" organized in Hong Kong)

2. Nature of Business

The Company introduces accredited investors to hedge funds and long only funds for which the Company receives referral fees.

3. Summary of Significant Accounting Policies

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, revenues and expenses.

Revenue Recognition

Under the terms and conditions as disclosed in Note 4, the Company performs certain services for its parent and recognizes fees for those services monthly as more fully disclosed in Note 4.

Income tax positions

The Financial Accounting Standards Board ("FASB") issued a standard that clarifies the accounting and recognition of income tax positions taken or expected to be taken in the Company's income tax returns. The Company has analyzed tax positions taken for filing with the Internal Revenue Service and all state jurisdictions where it operates. The Company believes that income tax positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse effect on the Company's financial condition, results of operations or cash flows. Accordingly the Company has not recorded any reserves or related accruals for interest and penalties for uncertain income tax positions. If the Company incurs interest or penalties as a result of unrecognized tax positions the policy is to classify interest accrued with interest expense and penalties theron with operating expenses. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

4. Related Party Transactions

The Company is party to an agreement with a related entity (Eureka Capital Partners (HK) Limited ("ECP–HK").ECP-HK is organized in Hong Kong and is a 100 % owned subsidiary of ECL. The Company performs marketing activities for investment into hedge funds from potential investors based primarily in the United States. In consideration of the performance of these services, ECP-HK pays all overhead and operational expenses incurred by the Company plus 3.1% of such expenses. During the year ended December 31, 2015, the Company recognized $505,103 of revenue from ECP-HK under the terms of this agreement. At December 31, 2015 $34,719 was due from ECP-HK.

5. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-l, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1,500%. At December 31, 2015, the Company's net capital of $301,443 was $296,443 in excess of its required net capital of $5,000. The ratio of aggregate indebtedness to net capital was 3.66 %.

6. Reserve Requirement Computation

The Company is registered with FINRA as a Broker Dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(i). Therefore, they are not required to compute 15c3-3 Reserve Requirements.

7. Possession and Control Requirements

The Company is registered with FINRA as a Broker Dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(i). Therefore, they are not subject to Possession or Control Requirements under SEC Rule 15c3-3.

8. Concentration of Cash

The company maintains its cash at financial institutions in bank deposits, which may exceed federal insured limits. The company has not experienced any losses in such accounts. The company believes it is not exposed to any significant risk with respect to cash.

9. Capital Stock

The company has authorized the issue of 1,500 shares of no par value common stock. Shares of common stock are voting shares. Dividends are paid at the discretion of the board of directors.

10. Retirement Plan

The company has a simple IRA plan. The company contributed to the retirement plan for the year in the amount of $21,500.

11. Subsequent Events

The Company has evaluated events and transactions that occurred between December 31, 2015 and the date of the audit report, which is the date the financial statements were available to be issued .

Eurekacap Partners Inc.
UNIFORM NET CAPITAL RULE 15c3-1
Year ended December 31, 2015

Capital		
Stockholders Equity	$	339,012
Non Allowable Assets		(37,569)
Net capital	$	301,443
Aggregate indebtedness	$	11,018
Computation of basic net capital requirement		
Minimum net capital required	$	735
Minimum dollar net capital	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	296,443
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$	295,443
Percentage of aggregate indebtedness to net capital		3.66 %

There were no differences between the Net Capital reported by the company Equity in Part 11A of the focus report and these financial statements.

See notes to financial statements

EUREKACAP PARTNERS, INC.

REPORT UNDER THE EXEMPTION CONTAINED IN RULE 15C3-3

Year Ended December 31, 2015



TABLE OF CONTENTS



SAMET

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Eurekacap Partners, Inc.

We have reviewed management's statements, included in the accompanying Report Under the Exemption Contained in Rule 15c3-3, in which (1) Eurekacap Partners, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Eurekacap Partners, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Eurekacap Partners, Inc. stated that Eurekacap Partners, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Eurekacap Partners, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Eurekacap Partners, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Samet & Company PC

Chestnut Hill, Massachusetts

February 24, 2016

Samet & Company PC
1330 Boylston Street
Chestnut Hill, MA 02467

617.731.1222
617.734.8052 fax

www.samet-cpa.com

Eurekacap Partners Inc.

STATEMENT OF EXEMPTION FROM SEC RULE 15C3-3

I Martin Pollock CCO and Burke Farnell Director of Eurekacap Partners Inc to the best our knowledge and belief herby certifies the following:

1- The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

2- All customer transactions are cleared directly with the Hedge Funds they have invested in.

3- As a consequence, the Company is exempt from Rule 15c3-3 pursuant to Rule 15c3-3 (k)(2)(i).

4- The Company met the identified exemption provision in 17 C.F.R 240.15c3-3(k) without exception during the entire fiscal year ending December 31, 2015 without exception.

Date 2/17/16 By [signature]

Chief Compliance Officer

2/17/16 [signature]

Burke Farnell Director

EUREKACAP PARTNERS, INC.

AGREED - UPON PROCEDURES

December 31, 2015



TABLE OF CONTENTS



SAMET

Certified Public Accountants

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors and Stockholder of Eurekacap Partners, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Eurekacap Partners, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Eurekacap Partners, Inc.'s compliance with the applicable instructions of Form SIPC-7. Eurekacap Partners, Inc.'s management is responsible for Eurekacap Partners, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (canceled checks), noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Samet & Company PC

Chestnut Hill, Massachusetts

February 24, 2016

Samet & Company PC
1330 Boylston Street
Chestnut Hill, MA 02467
617.731.1222
617.734.8052 fax
www.samet-cpa.com

EUREKACAP PARTNERS, INC.

GENERAL ASSESSMENT RECONCILATION

Year Ended December 31, 2015

General assessment	$	1,263
Less payments made with SIPC-6 filed July 22, 2015		702
Total assessment balance		561
Payments made with SIPC-7 filed Janaury 8, 2016		561
Overpayment carried forward	$	-

Collection agent:

Securities Investor Protection Corporation
P.O. Box 92185 Washington, D.C. 20090-2185